UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 28, 2021, announcing STMicroelectronics’ 2020 Fourth Quarter and Full Year Financial Results:

PR No: C2981C

STMicroelectronics Reports Q4 and FY 2020 Financial Results

•	Q4 net revenues $3.24 billion; gross margin 38.8%; operating margin 20.3%; net income $582 million
•	FY net revenues $10.22 billion; gross margin 37.1%; operating margin 12.9%; net income $1.11 billion
•	Business outlook at mid-point: Q1 net revenues of $2.93 billion and gross margin of 38.5%

Geneva, January 28, 2021 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2020. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $3.24 billion, gross margin of 38.8%, operating margin of 20.3%, and net income of $582 million or $0.63 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“As we announced on January 8, 2021, our Q420 net revenues increased 21.3% sequentially, 580 basis points above the high end of our outlook range. Our engaged customer programs in Personal Electronics, as well as continuous acceleration in demand, especially of Automotive products and Microcontrollers, were the main factors that contributed to this result. Fourth quarter gross margin was 30 basis points above the mid-point of our outlook range. On a sequential basis, our operating margin was up 800 basis points to 20.3% and free cash flow increased to $512 million.
•	“Based upon a stronger than expected second half of 2020, full year revenues increased 6.9% to $10.22 billion, with an operating margin of 12.9%.
•	“ST’s first quarter outlook, at the mid-point, is for net revenues of $2.93 billion, increasing year-over-year by 31.2% and decreasing sequentially by 9.5%; gross margin is expected to be about 38.5%.
•	“For 2021, we plan to invest about $1.8 billion to $2.0 billion in CAPEX to support the strong market demand and our strategic initiatives.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q4 2020	Q3 2020	Q4 2019	Q/Q	Y/Y
Net Revenues	$3,235	$2,666	$2,754	21.3%	17.5%
Gross Profit	$1,254	$959	$1,081	30.8%	16.0%
Gross Margin	38.8%	36.0%	39.3%	280 bps	-50 bps
Operating Income	$657	$329	$460	99.6%	42.7%
Operating Margin	20.3%	12.3%	16.7%	800 bps	360 bps
Net Income	$582	$242	$392	139.8%	48.4%
Diluted Earnings Per Share	$0.63	$0.26	$0.43	142.3%	46.5%

1

Annual Financial Summary (U.S. GAAP)

(US$ m, except earnings per share data)	FY2020	FY2019	Y/Y
Net Revenues	$10,219	$9,556	6.9%
Gross Profit	$3,789	$3,696	2.5%
Gross Margin	37.1%	38.7%	-160 bps
Operating Income	$1,323	$1,203	9.9%
Operating Margin	12.9%	12.6%	30 bps
Net Income	$1,106	$1,032	7.2%
Diluted Earnings Per Share	$1.20	$1.14	5.3%

Fourth Quarter 2020 Summary Review

Net Revenues By Product Group (US$ m)	Q4 2020	Q3 2020	Q4 2019	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	953	851	924	12.1%	3.2%
Analog, MEMS and Sensors Group (AMS)	1,419	997	1,085	42.4%	30.8%
Microcontrollers and Digital ICs Group (MDG)	859	815	742	5.3%	15.7%
Others	4	3	3	-	-
Total Net Revenues	3,235	2,666	2,754	21.3%	17.5%

Net revenues totaled $3.24 billion, representing a year-over-year increase of 17.5%. On a year-over-year basis, the Company recorded higher net sales in all product groups except the RF Communications (former “Digital”) sub-group. Year-over-year net sales to OEMs and Distribution increased 19.8% and 11.4%, respectively. On a sequential basis, net revenues increased 21.3%, 580 basis points above the high end of the Company’s guidance. All product groups except the RF Communications sub-group reported increases in net revenues on a sequential basis.

Gross profit totaled $1.25 billion, representing a year-over-year increase of 16.0%. Gross margin of 38.8% decreased 50 basis points year-over-year, mainly due to usual price pressure and negative currency effects, net of hedging, partially offset by improved mix and lower unloading charges. Fourth quarter gross margin was 30 basis points above the mid-point of the Company’s guidance.

Operating income increased 42.7% to $657 million, compared to $460 million in the year-ago quarter. The Company’s operating margin increased 360 basis points on a year-over-year basis to 20.3% of net revenues, compared to 16.7% in the 2019 fourth quarter. Fourth quarter other income and expenses, net, was $131 million compared to $54 million to the year-ago quarter mainly due to a non-recurrent favorable impact mainly associated with the Important Projects of Common European Interest (IPCEI) R&D grants catch-up.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in both Automotive and in Power Discrete.
•	Operating profit decreased by 16.4% to $94 million. Operating margin was 9.9% compared to 12.2%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Imaging, Analog and MEMS.
•	Operating profit increased by 42.9% to $402 million. Operating margin was 28.3% compared to 25.9%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in Microcontrollers and decreased in RF Communications.
•	Operating profit increased by 46.4% to $174 million. Operating margin was 20.3% compared to 16.0%.

Unused capacity charges are included under the group “Others”.

2

Net income and diluted earnings per share increased to $582 million and $0.63, respectively, compared to $392 million and $0.43, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2020	Q3 2020	Q4 2019	Q4 2020	Q4 2019	TTM Change
Net cash from operating activities	922	385	775	2,093	1,869	12.0%
Free cash flow (non-U.S. GAAP)	512	(25)	461	627	497	26.2%

Capital expenditure payments, net of proceeds from sales, were $381 million in the fourth quarter and $1.28 billion for the full year 2020. In the year-ago quarter, capital expenditures, net, were $236 million.

Inventory at the end of the fourth quarter was $1.84 billion, up from $1.69 billion in the year-ago quarter. Day sales of inventory at quarter-end was 84 days compared to 90 days in the year-ago quarter.

Free cash flow (non-U.S. GAAP) was $512 million in the fourth quarter, compared to $461 million in the year-ago quarter.

In the fourth quarter, the Company paid cash dividends to its stockholders totaling $40 million.

ST’s net financial position (non-U.S. GAAP) was $1.1 billion at December 31, 2020 compared to $662 million at September 26, 2020 and reflected total liquidity of $3.72 billion and total financial debt of $2.62 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2021 first quarter is:

•	Net revenues are expected to be $2.93 billion, a decrease of 9.5% sequentially, plus or minus 350 basis points;
•	Gross margin of about 38.5%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.20 = €1.00 for the 2021 first quarter and includes the impact of existing hedging contracts.
•	The first quarter will close on April 3, 2021.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter 2020 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until February 12, 2021.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

3

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

4

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on February 26, 2020. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

Net sales	3,206	2,750
Other revenues	29	4
NET REVENUES	3,235	2,754
Cost of sales	(1,981)	(1,673)
GROSS PROFIT	1,254	1,081
Selling, general and administrative	(308)	(285)
Research and development	(421)	(387)
Other income and expenses, net	131	54
Impairment, restructuring charges and other related closure costs	1	(3)
Total operating expenses	(597)	(621)
OPERATING INCOME	657	460
Interest expense, net	(8)	(1)
Other components of pension benefit costs	(3)	(4)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	646	455
Income tax expense	(63)	(62)
NET INCOME	583	393
Net income attributable to noncontrolling interest	(1)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	582	392

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.64	0.44
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.63	0.43

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	929.1	910.0

6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

Net sales	10,181	9,529
Other revenues	38	27
NET REVENUES	10,219	9,556
Cost of sales	(6,430)	(5,860)
GROSS PROFIT	3,789	3,696
Selling, general and administrative	(1,109)	(1,093)
Research and development	(1,548)	(1,498)
Other income and expenses, net	202	103
Impairment, restructuring charges and other related closure costs	(11)	(5)
Total operating expenses	(2,466)	(2,493)
OPERATING INCOME	1,323	1,203
Interest income (expense), net	(20)	1
Other components of pension benefit costs	(12)	(16)
Income (loss) on equity-method investments	2	1
Loss on financial instruments, net	(26)	—
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,267	1,189
Income tax expense	(159)	(156)
NET INCOME	1,108	1,033
Net income attributable to noncontrolling interest	(2)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	1,106	1,032

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.24	1.15
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.20	1.14

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	919.7	903.6

7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 26,	December 31,
In millions of U.S. dollars	2020	2020	2019
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,006	2,714	2,597
Restricted cash	—	—	10
Short-term deposits	581	679	4
Marketable securities	133	134	133
Trade accounts receivable, net	1,465	1,433	1,380
Inventories	1,841	1,931	1,691
Other current assets	584	504	442
Total current assets	7,610	7,395	6,257
Goodwill	330	321	162
Other intangible assets, net	445	422	299
Property, plant and equipment, net	4,596	4,312	4,007
Non-current deferred tax assets	739	726	695
Long-term investments	10	10	11
Other non-current assets	724	580	437
	6,844	6,371	5,611
Total assets	14,454	13,766	11,868

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	795	983	173
Trade accounts payable	1,166	1,091	950
Other payables and accrued liabilities	966	865	831
Dividends payable to stockholders	42	82	58
Accrued income tax	84	105	52
Total current liabilities	3,053	3,126	2,064
Long-term debt	1,826	1,882	1,899
Post-employment benefit obligations	506	464	445
Long-term deferred tax liabilities	75	80	19
Other long-term liabilities	488	470	330
	2,895	2,896	2,693
Total liabilities	5,948	6,022	4,757
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,239,420 shares issued, 905,415,002 shares outstanding)	1,157	1,157	1,157
Additional Paid-in Capital	3,062	3,057	2,992
Retained earnings	3,599	3,019	2,747
Accumulated other comprehensive income	723	576	475
Treasury stock	(93)	(133)	(328)
Total parent company stockholders’ equity	8,448	7,676	7,043
Noncontrolling interest	58	68	68
Total equity	8,506	7,744	7,111
Total liabilities and equity	14,454	13,766	11,868

8

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2020	Q3 2020	Q4 2019

Net Cash from operating activities	922	385	775
Net Cash used in investing activities	(312)	(400)	(314)
Net Cash from (used in) financing activities	(321)	928	(264)
Net Cash increase	292	914	202

Selected Cash Flow Data (in US$ millions)	Q4 2020	Q3 2020	Q4 2019

Depreciation & amortization	255	234	220
Net payment for Capital expenditures	(381)	(319)	(236)
Dividends paid to stockholders	(40)	(38)	(53)
Change in inventories, net	127	60	112

9

Appendix

STMicroelectronics

Supplemental Financial Information

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	FY 2020	FY 2019
Net Revenues By Market Channel (%)
Total OEM	74%	74%	66%	75%	72%	73%	70%
Distribution	26%	26%	34%	25%	28%	27%	30%

€/$ Effective Rate	1.16	1.13	1.10	1.11	1.12	1.13	1.14

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	953	851	727	753	924	3,284	3,606
- Operating Income	94	49	16	23	113	182	357
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,419	997	624	852	1,085	3,892	3,299
- Operating Income	402	175	56	177	281	810	596
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	859	815	733	623	742	3,030	2,638
- Operating Income	174	142	117	71	119	504	354
Others (a)
- Net Revenues	4	3	3	3	3	13	13
- Operating Income (Loss)	(13)	(37)	(83)	(40)	(53)	(173)	(104)
Total
- Net Revenues	3,235	2,666	2,087	2,231	2,754	10,219	9,556
- Operating Income	657	329	106	231	460	1,323	1,203

(a) Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	FY 2020	FY 2019
Unused Capacity Charges	17	38	64	34	29	153	65
Impairment & Restructuring Charges	(1)	2	4	5	3	11	5

10

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, marketable securities, restricted cash and short-term deposits, and our total financial debt includes short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Dec 31 2020	Sep 26 2020	Jun 27 2020	Mar 28 2020	Dec 31 2019
Cash and cash equivalents	3,006	2,714	1,800	2,028	2,597
Restricted cash	-	-	-	10	10
Short term deposits	581	679	687	537	4
Marketable securities	133	134	134	135	133
Total liquidity	3,720	3,527	2,621	2,710	2,744
Short-term debt	(795)	(983)(2)	(879)(1)	(171)	(173)
Long-term debt(3)	(1,826)	(1,882)	(1,172)	(1,871)	(1,899)
Total financial debt	(2,621)	(2,865)	(2,051)	(2,042)	(2,072)
Net Financial Position	1,099	662	570	668	672

(1)	2022 Tranche A of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(2)	2024 Tranche B of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(3)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $1.2 billion equivalent, including a €500 million long-term line with the European Investment Bank, are currently undrawn.

11

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	FY 2020	FY 2019
Net cash from operating activities	922	385	387	399	775	2,093	1,869
Net cash used in investing activities	(312)	(400)	(509)	(821)	(314)	(2,043)	(1,172)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits	(98)	(10)	150	535	-	577	(200)
Free cash flow	512	(25)	28	113	461	627	497

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 28, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services